

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 4, 2007

Mr. Kenneth A. Dean
Chief Financial Officer
Alumina Limited
Level 12, IBM Centre, 60 City Road
Southbank, Victoria 2006 AUSTRALIA

  Re: Alumina Limited
     Form 20-F for the Fiscal Year Ended December 31, 2005
     Filed June 19, 2006
     Form 20-F for the Fiscal Year Ended December 31, 2006
     Filed June 29, 2007
     File No. 001-10375

Dear Mr. Dean:

   We have completed our review of your Forms 20-F and related filings and do not, at this time, have any further comments.

          Sincerely,

          H. Roger Schwall
          Assistant Director